Exhibit 99.28(d)(xv)

Expense Limitation Agreement

This Expense Limitation Agreement (the “Agreement”) is made and entered into this 14th day of April, 2014 between Lord, Abbett & Co. LLC (“Lord Abbett”) and Lord Abbett Series Fund, Inc. (the “Company”) with respect to Short Duration Income Portfolio (the “Portfolio”).

In consideration of good and valuable consideration, receipt of which is hereby acknowledged, it is agreed as follows:

1.	With respect to Short Duration Income Portfolio, Lord Abbett agrees for the time period set forth in paragraph 2 below to waive all or a portion of its management fee, waive all or a portion of its administrative services fee and reimburse the Portfolio’s other expenses to the extent necessary so that the Portfolio’s total net annual operating expenses, excluding any acquired fund fees and expenses, do not exceed an annual rate of 0.80%.

2.	This Agreement will be effective from April 14, 2014 through April 30, 2015. This Agreement may be terminated only by the Board of Directors of the Company upon written notice to Lord Abbett.

IN WITNESS WHEREOF, Lord Abbett and the Company have caused this Agreement to be executed by a duly authorized member and officer, respectively, to become effective as of the day and year first above written.

Lord Abbett Series Fund, Inc.

By:	/s/ Thomas R. Phillips
Thomas R. Phillips
Vice President and Assistant Secretary

Lord, Abbett & Co. LLC

By:	/s/ Lawrence H. Kaplan
Lawrence H. Kaplan
Member and General Counsel